ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

August 20, 2007, Vancouver, B.C.

Symbol“AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: Pink Sheets

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

ACREX VENTURES CLOSES 5,000,000 UNITS PRIVATE PLACEMENT

Acrex Ventures Ltd. ("Acrex"), on August 16, 2007, closed the second and final tranche of the private placement announced in its July 19, 2007 Press Release through its best efforts Agent, PI Financial Corp.  The Company has sold 2,800,000 Units (“Units”) for $0.18 per Unit – for which the Company has received gross proceeds of $900,000.

Each Unit consists of one non flow-through common share and one-half of a 2-year transferable share purchase warrant entitling the purchase of one additional common share at $0.50 per share.

The Agent’s compensation included a 7% commission paid as to $10,800 in cash, and the balance by 290,000 commission units. The Agent’s commission units have the same terms as the Units of the Offering. The Agent also received 400,000 2 year compensation warrants entitling the Agent to purchase up to 400,000 non flow-through shares at an exercise price of $0.23 per share.

All of the shares which are issued as part of the Units, and pursuant to the exercise of the warrants, are subject to 4 month hold periods – which will expire December 17, 2007.

This News Release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T. J. Malcolm Powell

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.